Lifezone Metals Reports Half-Year 2025 Financial Results

August 11, 2025
New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Financial Officer, Ingo Hofmaier, today announced the filing of Lifezone’s unaudited consolidated interim financial results for the six months ended June 30, 2025. The financial statements and Management’s Discussion & Analysis have been filed on Form 6-K with the U.S. Securities and Exchange Commission and made available on EDGAR and the Company’s investor relations website.
Highlights:
•Financial metrics: Lifezone recorded basic earnings per ordinary share of $0.03 and diluted loss per ordinary share of $0.08 for H1 2025, compared to basic and diluted loss per share of $0.14 in H1 2024. General and administrative expenses reduced by 16% year-over-year, reflecting improved financial discipline in alignment with current market conditions. Lifezone had cash and cash equivalents totaling $12.5 million as of June 30, 2025, compared to $29.3 million at year-end 2024. Lifezone has invested $127.4 million in the Kabanga Nickel Project including costs related to the acquisition of the project, reflected in the exploration and evaluation asset on the balance sheet.
•Kabanga Nickel Project: On July 18, 2025, Lifezone filed the Feasibility Study Technical Report Summary for the Kabanga Nickel Project (refer to Lifezone’s news release). The Feasibility Study outlines an 18-year life of mine operation with a 3.4 million tonnes per annum underground mine and concentrator, with an after-tax net present value of $1.58 billion using an 8% discount rate and an after-tax internal rate of return of 23.3%. Pre-production capital expenditures are estimated at $942 million, and all-in sustaining costs averaging $3.36/lb nickel (net of copper and cobalt by-product credits) over the life of mine.
•Acquired BHP’s stake in Kabanga Nickel Limited: Lifezone completed the acquisition of BHP’s 17% equity interest in Kabanga Nickel Limited (refer to Lifezone’s July 18, 2025 news release), consolidating control over Kabanga. This milestone enables Lifezone to fully align development, financing, and ESG priorities as it advances toward a Final Investment Decision.

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•$60 Million Bridge Loan from Taurus Mining Finance: The facility will support the advancement of the Kabanga Nickel Project, by funding the development of critical early works and infrastructure development as the Company moves toward securing long-term project financing. The facility has a scheduled maturity date of July 31, 2027, with an option available to extend the term by an additional six months. It provides essential funding to maintain project momentum, bridging the period between Feasibility Study completion and Final Investment Decision. The loan bears interest at a rate of 9.25% per annum on drawn amounts, payable quarterly. It is subject to an arrangement fee of 2.25% and a commitment fee of 2.5% per annum on undrawn amounts. As part of the transaction, Lifezone Metals issued 2.5 million five-year warrants to Taurus, exercisable at $5.42 per share. The closing of the facility agreement with Taurus is subject to the satisfaction of customary conditions precedent.

Mr. Hofmaier commented: “Delivering the Definitive Feasibility Study and for the first time releasing a Mineral Reserve for the Kabanga Nickel Project marks a pivotal achievement for Lifezone, reinforcing the strength and potential of our flagship asset. The recent acquisition of BHP’s 17% stake in Kabanga Nickel Limited presents a unique opportunity to reshape the ownership and financing strategy and is giving us full control over the offtake, project financing and the development of Kabanga. Our continued focus on disciplined financial management and execution readiness ensures we are well-positioned as we progress the project financing and commence early-stage development funded by the $60 million bridge financing secured from Taurus. We remain steadfast in our mission to drive long-term value creation through financial discipline, responsible project execution and innovation and ultimately sustainable metals production.”
Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com
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About Lifezone Metals
Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

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Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.
Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.
www.lifezonemetals.com
Forward-Looking Statements
Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.
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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; events relating to environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our

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ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC) meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity..
The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.
These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.
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